POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited condensed consolidated interim financial statements (including the notes thereto) as at and for the three and nine months ended September 30, 2015, the 2014 Annual MD&A and the 2014 audited annual consolidated financial statements and notes thereto and other recent filings with Canadian and U.S. securities regulatory authorities, which may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of November 4, 2015 and was reviewed by the Audit Committee of the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s third quarter 2015 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim MD&A, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board of Director’s in assessing the Corporation’s performance and in making decisions about ongoing operations. These measures are also used by investors as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways.

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The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the consumer website www.points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

•	United Airlines MileagePlus	•	InterContinental Hotels Group
•	Southwest Airlines Rapid Rewards	•	Scandinavian Airlines EuroBonus
•	British Airways Executive Club	•	Hilton HHonors
•	Virgin Atlantic Flying Club	•	Alaska Airlines Mileage Plan
•	AF-KLM Flying Blue	•	Saudi Arabian Airlines Alfursan
•	Starwood Preferred Guest	•	Delta Air Lines SkyMiles
•	Hyatt Gold Passport	•	American Airlines AAdvantage
•	jetBlue TrueBlue	•	Lanpass

In 2015, Points expects to deliver approximately $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ CapitalMarket (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income. Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation takes on additional responsibility when assuming a principal role, such as credit and/or inventory risk. Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Year over year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to Colloquy, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 26%. During the same time period, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant industries in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger increases in their membership base. In addition, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent in the industry. As a result of this changing landscape, loyalty programs must continue to actively engage their members and provide them with innovative value propositions to continue to drive activity in their programs.

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In light of this changing landscape, the Corporation has committed to investing in continuously improving its infrastructure to enable ongoing scalability of the solutions it brings to the loyalty industry. To this end, it has developed and advanced its loyalty commerce platform, which is an application programming interface (“API”) driven transactional platform that provides external product developers easy access to direct integrations with the Corporation’s loyalty program partners. The loyalty commerce platform provides a medium to more easily facilitate loyalty currency transactions and provide greater access to loyalty based products that improve member engagement and loyalty revenue growth. The Corporation remains focused on increasing the number of loyalty program partners and product providers participating on the loyalty commerce platform to capture a larger portion of the growing loyalty industry.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended September 30, 2015 include:

•	Quarterly revenue of $81,133, higher by $19,687, or 32% from the prior year quarter;

•	Quarterly gross margin of $10,080, a decrease of $107, or 1% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 8 for definition and explanation);

•	Net income of $768, a decrease of $785, or 51 % over the prior year quarter;

•	Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $2,002, lower by $601 or 23% from the prior year quarter (please refer to ‘Adjusted EBITDA’ on page 12 for definition and explanation); and,

•	As at September 30, 2015, the Corporation has cash and cash equivalents of $38,847 and no debt.

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SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended		For the nine months ended
(In thousands of US dollars, except share	September	September	September	September
and per share amounts) (unaudited)	30, 2015	30, 2014	30, 2015	30, 2014
Revenue	$81,133	$61,446	$216,148	$190,148
Gross margin[1]	10,080	10,187	32,702	29,262
Other operating costs	8,078	7,584	23,838	22,893
Adjusted EBITDA[2]	2,002	2,603	8,864	6,369
Operating income[3]	1,120	2,032	6,227	4,716
Net income	$768	$1,553	$4,204	$3,216
Earnings per share
Basic	$0.05	$0.10	$0.27	$0.21
Diluted	$0.05	$0.10	$0.27	$0.21
Weighted average shares outstanding
Basic	15,528,928	15,405,587	15,602,849	15,391,644
Diluted	15,567,440	15,605,681	15,663,486	15,639,768
Total assets	$85,198	$87,818	$85,198	$87,818
Shareholders' equity	$42,203	$36,587	$42,203	$36,587

1Gross margin is a non-GAAP financial measure. Refer to page 8 for definition and explanation.
2Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.
3Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

BUSINESS RESULTS AND OUTLOOK

Year to date financial results reflect strong year over year growth in revenues and profitability while absorbing the impacts of airline industry consolidation. Throughout the first nine months of 2015, the Corporation delivered year over year increases to Adjusted EBITDA and net income while continuing to invest against its loyalty commerce platform and consumer product offerings.

In the third quarter of 2015, the Corporation generated record quarterly revenues of $81,133, a 32% increase year over year. Gross margin, however, decreased 1% from the third quarter of 2014 to $10,080. On a sequential basis, revenue in the third quarter of 2015 increased 19% while gross margin declined 11% compared to the second quarter of 2015. The strong growth in revenue in the third quarter was driven primarily by a strong response to marketing and awareness campaigns with the Corporation’s larger loyalty program partners who typically have a lower gross margin profile.

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An important key to the Corporation’s historic and ongoing success has been its ability to market directly to the loyalty program member bases of each of its principal partner relationships. This marketing often takes the form of an awareness e-mail or social media message that may also have a promotional element tied to a level of purchase activity. Responses to these types of messages has historically been very strong. The third quarter of 2015, included a high level of this type of marketing with the Corporation’s larger low margin loyalty partners and has resulted in an overall gross margin percentage of 12.4% for the quarter, compared to 16.6% in the prior year comparable quarter and 16.7% in the second quarter of 2015. Organic revenue growth from the Corporation’s existing business, which is defined as partners and products that have been in market for at least one year, was approximately 18% in the third quarter of 2015.

On a year to date basis, year over year revenues and gross margin increased 14% and 12%, respectively. The addition of new reseller partnerships over the past twelve months, along with an approximate 10% organic growth in existing partners over the same period, have more than offset the departure of American Airlines and US Airways Buy, Gift and Transfer (“BGT”) products at the beginning of the year. Most notably, the BGT products with Hilton HHonors in June 2014 and BGT and Reinstate products with United Airlines MileagePlus in December 2014 were significant contributors to year over year revenue and gross margin growth.

Management expects to deliver strong full year growth in revenue and Adjusted EBITDA and remains on track to meet its 2015 financial guidance. Additionally, management remains focused on long term growth and will continue to invest against its core technology and product initiatives that are focused on broader opportunities in the loyalty industry.

The Corporation continued to advance development efforts in the first nine months of 2015 against the expansion of its loyalty commerce platform, an API driven platform for loyalty programs that is distributable across multiple channels. As the loyalty market continues to evolve, management sees an increasing number of ways in which loyalty programs, members, and merchants can leverage the loyalty commerce platform’s capabilities, introducing a broader range of potential revenue opportunities. Continued advancement of the loyalty commerce platform will position the Corporation to better facilitate the growth and innovation of the broader loyalty industry and capture what management views as a significant market opportunity.

Leveraging these platform development efforts, the Corporation announced new partnerships subsequent to the third quarter, including two Points’ Loyalty Wallet partnerships and the launch of Points Travel.

The Loyalty Wallet is a distributable set of platform capabilities that are accessible via APIs that allow loyalty programs, merchants, and third parties to embed balance tracking and loyalty commerce transactions into their product offerings. In support of its loyalty wallet efforts, the Corporation launched a redesigned Points.com in the third quarter of 2015, now branded the “Points Loyalty Wallet,” which features a responsive design for mobile devices and a new user interface that is designed to increase user engagement within the wallet. The Points Loyalty Wallet allows users the ability to track balances in multiple programs, as well as to exchange and redeem loyalty currencies.

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Just after the third quarter, the Corporation announced new Loyalty Wallet partnerships with Suretap, a leader in open mobile wallet technology with support from Canada’s major wireless carriers, and the Royal Bank of Canada (“RBC”), the largest financial institution in Canada. Through these new partnerships, the loyalty commerce platform will power a loyalty section for these respective wallets, where users will be able to store loyalty information from more than 100 loyalty reward currencies, making it easier to earn and use loyalty currencies. Once loyalty card information is integrated, consumers in these wallets can scan or tap their phone at the point of sale to make a purchase, redeem a coupon, and collect loyalty points. In addition, the integration into the Corporation’s loyalty commerce platform provides participating loyalty programs with additional exposure to these wallet channels. These new loyalty wallet partnerships, powered by the loyalty commerce platform, are a first step in facilitating the broad distribution of loyalty currencies by engaging program members in the channels they use with relevant transactions.

Building on the Corporation’s 2014 acquisition of Accruity Inc., and its San Francisco based hotel booking service PointsHound, the Corporation completed the first stage of development of its private-branded hotel e-commerce platform in the third quarter of 2015, branded “Points Travel.” Points Travel can be quickly integrated into loyalty programs’ web and mobile properties to create a unique travel e-commerce offering that is program-branded and leverages the transactional capabilities of the loyalty commerce platform. Just after the third quarter, the Corporation announced a new partnership with Miles & More GmbH, Europe’s largest loyalty program and the frequent flyer currency for Lufthansa and nine other European airlines. Miles & More members now have the ability to earn miles at over 100,000 hotels globally through the Points Travel product. This recent launch reflects Corporation’s introductory Points Travel offering, with development efforts now focused on redemption capabilities, where members will be able to redeem their loyalty currency for free hotel bookings. The Corporation expects this functionality to be in market in the first half of 2016.

In September, the Corporation, in partnership with JetBlue Airways, integrated Farmax, the leading pharmacy chain in the Dominican Republic, and its loyalty card Provital, to the Points Loyalty Commerce Platform. This integration allows Farmax customers to now earn TrueBlue points through their daily purchases at Farmax retail locations and affiliated establishments.

Lastly, the Corporation continued to expand the reach of its core retailing products in the third quarter of 2015, announcing a new principal partnership with Shangri-La hotels, a premier hotel network that operates 92 hotels across North America, Europe, Australia, China, and the Middle East. The new partnership with Shangri-La’s Golden Circle Loyalty program will enable loyalty program members the ability to buy and gift their loyalty points, which is expected to be in market in the fourth quarter of 2015. Along with the Corporation’s Hainan Airlines partnership launched in the second quarter of 2015, Shangri-La represents the second new partnership announcement in the growing Asian loyalty market in 2015.

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RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

	For the three months ended		For the nine months ended

(In thousands of US dollars)	September	September	September	September
(unaudited)	30, 2015	30, 2014	30, 2015	30, 2014
Principal revenue	$78,809	$58,787	$206,364	$182,857
Other partner revenue	2,301	2,640	9,728	7,232
Interest revenue	23	19	56	59
Total revenue	81,133	61,446	216,148	190,148
Direct cost of principal revenue	71,053	51,259	183,446	160,886
Gross margin[1]	$10,080	$10,187	$32,702	$29,262
Gross margin %[2]	12%	17%	15%	15%

1Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 8 for definition and explanation.
2 Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

Revenue and gross margin growth is dependent on various factors, including the timing and size of promotional campaigns that are placed in market by the Corporation, the growth in loyalty program partner’s membership base, and the effectiveness of merchandising and marketing efforts and channels initiated by the Corporation to generate incremental revenues.

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The Corporation generated revenue of $81,133 for the three months ended September 30, 2015, an increase of $19,687, or 32% over the same quarter of 2014. The year over year increase in quarterly revenues was primarily driven by the contribution from new principal partnerships launched over the last twelve months, as well as a strong promotional calendar which was focused on the Corporation’s larger reseller partners during the quarter. Organic growth from the Corporation’s existing business was approximately 18% during the quarter, which reflected this increased promotional activity with larger reseller partners. Revenues associated with new principal partnerships and organic growth more than offset the lost revenues associated with the departure of the US Airways and American Airlines’ BGT business.

Revenue for the nine month period ended September 30, 2015, increased $26,000 or 14% over the comparable prior year period. The increase in year to date revenues is due to the contribution from new partnerships added over the last twelve months and organic revenue growth from the Corporation’s existing partnership base of approximately 10%, which more than offset the lost revenue from the departure of the American Airlines and US Airways’ BGT products. The impact of the weakening EURO, which has depreciated approximately 20% against the US dollar on a year over year basis, adversely impacted revenues by $3,955 in the first nine months of 2015.

Principal revenue for the third quarter of 2015 was $78,809, an increase of 34% over the third quarter of 2014. On a year to date basis, principal revenue for the nine month period ended September 30, 2015 increased $23,507 or 13% over the comparable prior year period. New principal partnerships launched in the last twelve months include the BGT products with Hilton HHonors in June 2014 and BGT and Reinstate products with United Airlines MileagePlus in December 2014. During the three and nine month periods ended September 30, 2015, the principal revenues contributed from these two partnerships, as well as growth in the Corporation’s existing principal partnerships, more than offset the reduction to principal revenue resulting from the departure of the US Airways BGT products.

Other partner revenue for the third quarter of 2015 was $2,301, lower by $339, or 13%, from the third quarter of 2014. Other partner revenue for the nine month period ended September 30, 2015 increased $2,496, or 35%, over the comparable prior year period. On a year to date basis, the year-over-year increase was primarily due to US Airways BGT revenues being recognized as other partner revenue in the first quarter of 2015, the addition of new products launched over the last twelve months, and growth from existing commission partnerships.

Gross margin for the third quarter of 2015 was $10,080, a decrease of $107, or 1%, from the prior year quarter. The decrease in gross margin dollars from the US Airways departure was largely offset by the addition of new principal partnerships such as the BGT and Reinstate products with United Airlines MileagePlus and BGT products with Hilton HHonors, as well as organic growth from the existing partnership base. Gross margin percentage decreased from 15% in the third quarter of 2014 to 12% in the third quarter of 2015. The decrease in gross margin percentage is a result of specific promotional activities and offers intended to drive transaction volumes and gross margin dollars. On a year to date basis, gross margin for the nine month period ended September 30, 2015 increased $3,440, or 12%, over the comparable prior year period. The increase in gross margin dollars over the comparable prior year period was largely driven by new principal partnerships and successful marketing efforts. Gross margin percentage for the nine month period ended September 30, 2015 remained flat at 15% relative to the comparable prior year period.

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ONGOING OPERATING COSTS

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars) (unaudited)	30, 2015	30, 2014	30, 2015	30, 2014
Employment costs	$5,732	$5,584	$17,479	$17,240
Marketing and communications	499	523	1,173	1,049
Technology services	357	308	988	807
Operating expenses	1,490	1,169	4,198	3,797
Total ongoing operating costs	$8,078	$7,584	$23,838	$22,893

Ongoing operating costs are predominantly cash-based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Majority of ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts for the majority of its predictable Canadian dollar expenditures on a rolling 12-month basis to mitigate the impact of foreign exchange volatility.

Ongoing operating costs for the third quarter of 2015 increased by $494, or 7%, compared to the prior period. For the nine months ended September 30, 2015, ongoing operating costs increased $945, or 4%, from the comparable prior year period. The increases over prior year periods reflects the Corporation’s investment strategy towards technological infrastructure and product development as reflected in the increase in employment costs and operating expenses. Further details of the changes in ongoing operating costs are provided below.

Employment Costs

Employment costs include salaries and bonuses, employee share-based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, and are predominantly incurred in Canadian dollars. Employment costs of $5,732 in the third quarter of 2015 increased by $148, or 3%, from the third quarter of 2014. For the nine months ended September 30, 2015, employment costs increased $239, or 1%, from the comparable prior year period.

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The increase in third quarter employment costs over the prior year quarter was primarily attributable to an increase in full time equivalents (“FTEs”), largely offset by foreign exchange savings on unhedged employment expenses resulting from the continued depreciation of the Canadian dollar relative to the prior year period. FTEs in the third quarter of 2015 were 197, an increase from 178 in the third quarter of 2014. FTEs in the current year quarter included contract and short term roles of 17 compared to 12 in the prior year quarter. The increase in FTEs is primarily due to the expansion of the Corporation’s San Francisco office, which was acquired in the Corporation’s acquisition of Accruity Inc. in April of 2014, and select hires in the Toronto head office. The staff additions in the San Francisco office are primarily technology and product based and focused on development efforts associated with the new Loyalty Wallet and Points Travel products. The costs associated with the increased FTEs were largely offset by the depreciation of the Canadian dollar. During the third quarter of 2015, the Canadian dollar has depreciated 17% against the US dollar compared to the prior year quarter.

The Corporation will continue to make focused internal technology investments for the balance of 2015 against key platform initiatives. If the Canadian dollar exchange rates remain near current levels, employment costs are expected to increase marginally throughout the course of the year and increase approximately 5% on a full year basis.

Marketing and communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing costs for the third quarter of 2015 decreased $24, or 5%, from the third quarter of 2014. The decrease observed is primarily due to the timing of a major promotional event. For the nine months ended September 30, 2015, marketing and communications costs increased $124, or 12%, versus the comparable prior year period. The increase from the comparable prior year period is due to higher product promotional activity incurred in 2015, partially offset by timing differences of major promotional events. Due to the timing of a major promotional event, marketing and communications expense is expected to be higher in the fourth quarter of 2015 than the third quarter of 2015.

Technology Services

Technology services include online hosting and managed services, equipment rental, and software license fees. Technology service costs for the third quarter of 2015 increased by $49, or 16%, from the third quarter of 2014. For the nine months ended September 30, 2015, technology costs increased $181, or 22%, from the comparable prior year period. The increases observed are primarily attributable to the cost of additional server space as well as higher software license costs.

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Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the third quarter of 2015 increased by $321, or 27%, from the third quarter of 2014. For the nine months ended September 30, 2015, operating costs increased by $401, or 11% from the comparable prior year period. The increases over the comparable prior year periods are primarily due to higher operating costs associated with the acquisition of Crew Marketing International, Inc. (“Crew Marketing”) in December 2014.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“Adjusted EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Adjusted EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars)(unaudited)	30, 2015	30, 2014	30, 2015	30, 2014
Net income	$768	$1,553	$4,204	$3,216
Interest and other income	-	-	-	(5)
Income tax expense	352	479	2,023	1,505
Depreciation and amortization	891	481	2,651	1,569
Foreign exchange loss (gain)	(9)	90	(14)	84
Adjusted EBITDA[1]	$2,002	$2,603	$8,864	$6,369
Gross Margin[2]	$10,080	$10,187	$32,702	$29,262
Adjusted EBITDA[1] as a % of Gross Margin[2]	20%	26%	27%	22%

1 Adjusted EBITDA is a non-GAAP financial measure. Refer to page 12 for definition and explanation.
1Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 8 for definition and explanation.

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For the quarter ended September 30, 2015, the Corporation’s Adjusted EBITDA was $2,002, a decrease of $601 or 23% from the third quarter of 2014. The decrease was the result of increased operating expenses during the quarter. For the nine months ended September 30, 2015, Adjusted EBITDA was $8,864, an increase of $2,495 or 39% over the comparable prior year period. The increase is primarily due to incremental gross margin dollars from new principal partners launched over the last twelve months partially offset by higher operating expenses compared to the prior year.

Adjusted EBITDA as a percentage of gross margin is viewed by management as a key internal measure of operating efficiency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas. For the quarter ended September 30, 2015, Adjusted EBITDA as a percentage of gross margin was 20%, a decrease from 26% in the prior year quarter. The decrease was largely due to the impact of the departure of the American Airlines and US Airways’ BGT products, and to a lesser extent, increased operating expenses. For the nine months ended September 30, 2015, Adjusted EBITDA as a percentage of gross margin was 27%, up from 22% in the comparable prior year period. The increase was primarily due to increases in gross margin dollars from new products and partnerships outpacing incremental investment spend during the year.

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars) (unaudited)	30, 2015	30, 2014	30, 2015	30, 2014
Depreciation and amortization	$891	$481	$2,651	$1,569
Foreign exchange loss (gain)	(9)	90	(14)	84
Interest and other income	-	-	-	(5)
Income tax expense	352	479	2,023	1,505
Total	$1,234	$1,050	$4,660	$3,153

Depreciation and Amortization Expense

Depreciation and amortization expense in the third quarter of 2015 increased $410, or 85%, from the third quarter of 2014. For the nine months ended September 30, 2015, depreciation and amortization expense increased $1,082, or 69%, over the comparable prior year period. The increase from prior year periods is largely related to the amortization of intangible assets acquired from Crew Marketing in December 2014.

Foreign exchange gain / loss

Foreign exchange (“FX”) gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end FX rate. The net effect after translating the balance sheet accounts is recorded in the consolidated interim statement of comprehensive income for the period.

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The Corporation is exposed to FX risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in the third quarter of 2015 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to FX risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended September 30, 2015, the Corporation reclassified a loss of $341, net of tax, from other comprehensive loss into net income (2014 - reclassified loss of $102, net of tax, from other comprehensive loss into net income). The cash flow hedges were effective for accounting purposes during the three and nine months ended September 30, 2015. Realized losses from the Corporation’s hedging activities, in 2015, were driven by the appreciation of the U.S. dollar.

For the quarter ended September 30, 2015, the Corporation recorded a foreign exchange gain of $9 compared with a foreign exchange loss of $90 in the third quarter of 2014. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $352 for the quarter ended September 30, 2015. Income tax expense was $2,023 for the nine months ended September 30, 2015. This expense largely relates to the reduction of deferred tax assets and recognition of current and deferred tax liability, as the Corporation generated taxable income in the third quarter of 2015.

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NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the nine months ended
(In thousands of US dollars, except per	September	September	September	September
share amounts) (unaudited)	30, 2015	30, 2014	30, 2015	30, 2014
Net income	$768	$1,553	$4,204	$3,216
Earnings per share
Basic	$0.05	$0.10	$0.27	$0.21
Diluted	$0.05	$0.10	$0.27	$0.21

The Corporation reported net income of $768 for the quarter ended September 30, 2015 compared with net income of $1,553 for the quarter ended September 30, 2014. The decrease from the prior year quarter was largely due to lower Adjusted EBITDA and higher depreciation and amortization charges, partially offset by decreased income tax expense. However, on a year-to-date basis, net income increased by $988K or 31% over the comparable prior year period primarily due to higher Adjusted EBITDA, partially offset by higher depreciation and amortization charges and increased income tax expense.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,528,928 common shares for the quarter ended September 30, 2015, compared with 15,405,587 common shares for the quarter ended September 30, 2014. The Corporation reported basic earnings per share and diluted earnings per share of $0.05 for the third quarter of 2015 compared with basic earnings per share and diluted earnings per share of $0.10 for the third quarter of 2014.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at	Sep 30,	Dec 31,
(In thousands of US dollars) (unaudited)	2015	2014
Cash and cash equivalents	$38,847	$36,868
Restricted cash	1,282	1,573
Funds receivable from payment processors	5,533	6,691
Accounts receivable	2,257	2,305
Prepaid expenses and other assets	2,398	1,134
Total current assets	$50,317	$48,571
Property and equipment	1,582	1,856
Intangible assets	18,438	18,320
Goodwill	7,130	7,130
Deferred tax assets	2,617	3,492
Long-term investment	5,000	5,000
Other assets	114	692
Total non-current assets	$34,881	$36,490

Accounts payable and accrued liabilities	$5,263	$6,260
Payable to loyalty program partners	35,632	36,030
Current portion of other liabilities	1,391	1,285
Total current liabilities	$42,286	$43,575
Deferred tax liabilities	513	-
Other liabilities	196	269
Total non-current liabilities	$709	$269
Total shareholders’ equity	$42,203	$41,217

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Cash and cash equivalents

The Corporation’s cash and cash equivalents balance increased $1,979 compared to the end of 2014. The increase in cash and cash equivalents was due to incremental Adjusted EBITDA earned during the nine months ended September 30, 2015, offset by cash outflows related to the Corporation’s normal course issuer bid initiated in March 2015 that resulted in the buy-back of common shares, the purchase of common shares to fund the Corporation’s employee share unit plan and increased investment in capital assets and intangible assets.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $1,158 compared to the end of 2014, which is attributable to the timing of promotional activities. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the fiscal period, and when the receivable balances have not been settled in cash by payment processors.

Prepaid expenses and other assets

The Corporation’s prepaid expenses and other assets balance increased $1,264 compared to the end of 2014. This increase was primarily the result of higher mileage inventory related to one revenue guarantee that was not met in 2015. This inventory is being drawn down by the Corporation in the current contractual operating year and sold to loyalty program members. The remaining increase is a result of the timing of additions to prepaid assets, which generally include annual renewals of insurance and licenses.

Deferred tax asset

The Corporation’s deferred tax asset balance decreased $875 compared to the end of 2014, and was primarily a result of the Corporation generating taxable income in the first nine months of 2015.

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Accounts payable and accrued liabilities

The Corporation’s accounts payable and accrued liabilities balance decreased $997 compared to the end of 2014, and is primarily due to the timing of payments including the Corporation’s annual employee incentives, as well as professional and consulting fees associated with the acquisition of Crew Marketing in December 2014.

Payable to loyalty program partners

The Corporation’s payable to loyalty program partners balance decreased $398 compared to the end of 2014, which is primarily attributable to the timing of payments made to loyalty partners. The Corporation will typically remit funds to loyalty program partners approximately 30 days after the month of loyalty currency sales.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	September 30,	December 31,	September 30,
(In thousands of US dollars)(unaudited)	2015	2014	2014
Cash and cash equivalents	$38,847	$36,868	$55,832
Restricted cash	1,282	1,573	1,587
Funds receivable from payment processors	5,533	6,691	6,829
Total funds available	45,662	45,132	64,248
Payable to loyalty program partners	35,632	36,030	44,394
NET OPERATING CASH[1]	$10,030	$9,102	$19,854

Total current assets	$50,317	$48,571	$68,621
Total current liabilities	42,286	43,575	50,639
WORKING CAPITAL	$8,031	$4,996	$17,982

1 Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’ therefore it is unlikely to be comparable to similar measures presented by other issuers.

The Corporation’s financial strength is reflected in its balance sheet. As at September 30, 2015, the Corporation continues to remain debt free with $10,030 of net operating cash. Net operating cash increased $928 from December 31, 2014. The increase is primarily due to Adjusted EBITDA of $8,864 generated in the nine month period ended September 30, 2015, partially offset by cash used for normal course issuer bid share repurchases in the amount of $3,665, share repurchases to fund the Corporation’s stock unit plan in the amount of $1,215, capital and intangible asset additions in the amount of $2,495, and changes in other working capital balances.

The Corporation’s working capital (defined as current assets minus current liabilities) was $8,031 at September 30, 2015 compared to working capital of $4,996 as at December 31, 2014. Working capital increased primarily due to Adjusted EBITDA generated during the nine month period ended September 30, 2015, slightly offset by investing and financing activities during the period. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

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On July 2, 2015, the Corporation entered into a bank credit facility agreement with Royal Bank of Canada, in which three credit facilities will be available. The first facility is a revolving term facility in the amount of $6,000 and available until July 2, 2016. The second facility is a term loan facility of $7,500 to be used solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation, and available until July 2, 2016. The third facility is a term loan facility of $7,000 to be used solely for the purposes of repurchasing the Corporation’s common shares, and available until March 8, 2016. The aggregate borrowings under both the second and third facilities may not exceed $7,500. There have been no borrowings to date under these facilities.

Sources and Uses of Cash

	For the three months ended		For the nine months ended
	September	September	September	September
(In thousands of US dollars) (unaudited)	30, 2015	30, 2014	30, 2015	30, 2014
Operating activities	$763	$(3,791)	$8,068	$(3,533)
Investing activities	(968)	(563)	(2,245)	(4,694)
Financing activities	(1,810)	25	(4,608)	(619)
Effects of exchange rates	327	547	764	490
Change in cash and cash equivalents	$(1,688)	$(3,782)	$1,979	$(8,356)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. The Corporation experienced an increase in cash from operating activities on a quarterly basis and a year-to-date basis primarily due to increase in Adjusted EBITDA earned during the current year and the timing of payments to loyalty program partners.

Investing Activities

Cash used in investing activities during the third quarter of 2015 included internally developed intangible assets and the purchase of capital assets. Development efforts in the third quarter included enhancing the marketing and merchandising capabilities of the loyalty commerce platform and the development of the new Loyalty Wallet and Points Travel products. On a year-to-date basis, cash used in investing activities decreased in 2015 largely due to the acquisition of Accruity Inc. in April 2014 which included cash consideration of $1,511, partially offset by increased investment spend to capital and intangible assets during 2015. For the remainder of 2015, the Corporation will continue to focus a significant amount of its development resources on enhancing the capabilities of the loyalty commerce platform.

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Financing Activities

Cash flows used in financing activities for the three and nine month periods ended September 30, 2015 were primarily related to the normal course issuer bid share repurchases which was commenced in March 2015 and the purchase of common shares to fund the Corporation’s employee share unit plan.

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Contractual Obligations and Commitments

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$1,805	$758		$625	$223	$197	$2
Principal revenue(2)	553,193	75,027		133,755	111,747	120,664	112,000
	$554,998	$75,785		$134,380	$111,970	$120,861	$112,002

(1) The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2) For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.
(3) The guarantees and commitments schedule is prepared on a rolling 12-month basis.

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded $952 on the balance sheet representing mileage inventory as part of prepaid and other assets related to two revenue guarantees that were not met by the Corporation.

Transactions with Related Parties

The Corporation has entered into an agreement with a company whose President is a member of the Corporation’s Board of Directors. This agreement relates to digital marketing software provided to the Corporation, and is an immaterial portion of the Corporation’s marketing and communications expenses. The total amount paid during the nine month period ending September 30, 2015 was $75. The Corporation records these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of the Corporation’s Board of Directors.

The Corporation has an investment in China Rewards. As at September 30, 2015, the Corporation had a receivable balance of $92 from China Rewards. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Corporation has earned commission revenue of $14 on the aforementioned transactions.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 51,206 shares.

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Securities with Near-Term Expiry Dates – Outstanding Amounts as at November 4, 2015 (figures in CAD$).
Security Type	Month of Expiry	Number	Exercise Price
Option	February 16, 2016	50,178	11.04
Option	May 12, 2016	528	9.86
Option	July 11, 2016	500	9.17
Total		51,206

OUTSTANDING SHARE DATA

As of November 4, 2015, the Corporation has 15,389,614 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 785,684 common shares. The options have exercise prices ranging from $9.02 to $30.84 with a weighted average exercise price of $15.55. The expiration dates of the options range from February 16, 2016 to March 16, 2020.

The following table lists the common shares issued and outstanding as at November 4, 2015 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,389,614
Convertible Securities: Share options	785,684	CAD$ 12,217,386
Common Shares Issued & Potentially Issuable	16,175,287	CAD$ 12,217,386
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	90,752

     (1)      “ESOP” is defined as the Employee Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

				Diluted
			Basic earnings	earnings
Three month period ended	Total Revenue	Net income	per share	per share
September 30, 2015	$81,133	$768	$0.05	$0.05
June 30, 2015	67,898	1,721	0.11	0.11
March 31, 2015	67,117	1,715	0.11	0.11
December 31, 2014	64,841	1,468	0.10	0.09
September 30, 2014	61,446	1,553	0.10	0.10
June 30, 2014	70,445	1,220	0.08	0.08
March 31, 2014	58,257	443	0.03	0.03
December 31,2013	69,087	2,291	0.15	0.15

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Through years of successfully building and expanding partnerships with loyalty programs around the world, and deepening its understanding of loyalty program membership bases, the Corporation has built a reputation of being a leading global provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline industry in the US and in Europe. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base, and has placed attention on other industries which are growing and include the hotel loyalty industry, financial services industry, and the speciality retail sector. Through the addition of new partnerships year after year, the Corporation has been able to generate increased revenues on a consistent basis. In addition to this, the Corporation been able to grow revenues with existing partnerships year over year as it increases its understanding of loyalty program members through the use of direct marketing techniques and effective consumer analytics. In addition, revenue growth has come from the ability to sell additional loyalty products and services to existing partners. Generally, increases in transaction levels, revenues and gross margin will drive higher overall profitability. In the third quarter of 2015, the Corporation continued to increase its headcount in areas that would benefit the long-term strategy of the Corporation, which include advancing its loyalty commerce platform and expanding its product offering on the consumer side of the business.

The Corporation’s revenues are primarily impacted by retention of existing partnerships and products, new partnerships and products launched during the year, and the level and type of promotional activity offered to loyalty program members during the year. In the absence of any new partner or products launched, quarterly revenues will be impacted by the level of marketing and promotional activity carried out with loyalty program members which will vary quarter over quarter. Revenues for the third quarter of 2015 were the highest in the Corporation’s history, which was the result of new reseller partnerships launched in 2013 and 2014, as well as growth in the Corporation’s existing partnership base that resulted in increased transactional levels.

The Corporation’s net income will reflect the growth in gross margin relative to the growth in expenses. Since 2013, the Corporation has gradually increased investments against advancing its loyalty commerce platform. Beginning in 2014, additional investments have been made, including the acquisition of Accruity Inc., that focus on expanding the product offering on the consumer side of the business. These increased investment levels have resulted in increased ongoing operating costs, however the Corporation anticipates these investment will generate positive return to the Corporation in future periods.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s MD&A and consolidated financial statements for the year ended December 31, 2014. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

The IASB has issued new standards and amendments to existing standards. These changes have not yet been adopted by Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018); and
•	Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets (effective January 1, 2016).

These changes are described in detail in the Corporation’s 2014 annual report.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2014. There have been no changes during the quarter ended September 30, 2015.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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